Exhibit 4.(a).57

(not an official translation-for convenience only)

The State of Israel
Ministry of Communications

General License for Partner Communications Ltd. for the Provision of
Mobile Radio Telephone (MRT) Services using the Cellular Method

Amendment No. 44

By virtue of the powers of the Minister of Communications under Article 4 (e) of the Communications Law (Telecommunications and Broadcasts), 5742-1982, that have been delegated to us, by all our other powers under any law and after having given Partner Communications Company Ltd. (hereinafter: “Partner”) the opportunity to present their arguments regarding this matter, we hereby amend the General License for the provision of mobile radio telephone (MRT) services using the cellular method granted to Partner on 7 April 1998, as follows:

Amendment of Annex M

1.	In the Second Appendix, in Annex M-

The contents of article 4.2 of the annex shall be marked “a” and afterwards shall come:

“b.	A subscriber’s request to remove the bar to Adult Voice Services that is provided in the cellular portal, shall be done by submitting a written request, including by sending a facsimile message or a scanned message by electronic mail, that will include a copy of formal document that identifies the subscriber as an adult, for example an identification card, drivers license, passport or by appearing before the licensee and presenting such an identifying card.”

Commencement

This amendment shall be effective on 25 May 2007.

(25 April 2007)

(sgd) —————————————— Mordechai Mordechai Director-General	(sgd) —————————————— Haim Giron, Adv. Senior Deputy Director-General, Engineering and Licensing